SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held company

CNPJ/ME No. 33.042.730/0001-04

NIRE 35-3.0039609.0

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN” or “Company”) (B3: CSNA3; NYSE: SID), in compliance with Article 12, §6 of CVM Resolution No. 44/2021, informs its shareholders, investors, and the market that it received, on the previous day, a communication from CFL Participações S.A. (“CFL”), controlling shareholder of CFL Ana Participações S.A. (“CFL Ana”), regarding the transfer of 66,261,625 common shares of CSN to Avelina Participações S.A. (“Avelina”), a company also wholly controlled by CFL. As a result, the stake held by CFL Participações, both directly and indirectly, remains unchanged, totaling 132,524,250 (one hundred thirty-two million, five hundred twenty-four thousand, two hundred fifty) shares, representing 9.99% of CSN’s share capital.

CFL has also confirmed that the transfer of shares does not aim to alter CSN’s control or management structure, and that it holds no other securities or derivative financial instruments referenced to the company's shares. Following the transfer, Avelina has fully adhered to CSN’s Shareholders’ Agreement. The instrument of adherence was sent to CSN on May 30, 2025, and was amended on July 8, 2025. The agreement is available at the company's headquarters and on the CVM and CSN websites.

São Paulo, July 11, 2025.

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.